

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 13, 2009

via U.S. mail and facsimile

Adam Wasserman, Chief Financial Officer
Gold Horse International, Inc.
c/o Jin Ma Group Co., Ltd.
31, TongDao South Road, Huiming District
Hohot, Inner Mongolia
People's Republic of China

>   RE: **Gold Horse International, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>   **File No. 000-30311**

Dear Mr. Wasserman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Terence O'Brien
>   Accounting Branch Chief